Appendix 99.5
ATS Reports Third Quarter Fiscal 2026 Results

02/04/2026

Cambridge, ON / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) ("ATS" or the "Company") today reported its financial results for the three and nine months ended December 28, 2025. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

Third quarter highlights:
•Revenues increased 16.7% year over year to $760.7 million.
•Net income was $30.0 million compared to $6.5 million a year ago.
•Basic earnings per share were 31 cents, compared to 7 cents a year ago.
•Adjusted EBITDA1 was $105.2 million compared to $87.5 million a year ago.
•Adjusted basic earnings per share1 were 48 cents compared to 32 cents a year ago.
•Order Bookings2 were $821 million, compared to $883 million a year ago.
•Order Backlog2 was $2,053 million, compared to $2,060 million a year ago.

“Today, ATS reported third quarter results for fiscal 2026,” said Doug Wright, Chief Executive Officer. “Results reflected solid organic revenue growth across our diversified portfolio, including continued momentum in services. Order bookings in the quarter reflected activity in multiple end markets. Disciplined execution also supported continued progress on working capital and balance-sheet strength, with leverage ending the quarter at the top end of our target range.”

Year-to-date highlights:
•Revenues were $2,225.8 million compared to $1,959.0 million a year ago.
•Net income was $87.9 million compared to $40.9 million a year ago.
•Basic earnings per share were $0.90, compared to $0.42 a year ago.
•Adjusted EBITDA1 was $310.5 million compared to $271.8 million a year ago.
•Adjusted basic earnings per share1 were $1.33 compared to $1.07 a year ago.
•Order Bookings1 were $2,248 million, compared to $2,442 million a year ago.

Mr. Wright added: “Looking ahead, I’m encouraged by the strength of our portfolio, the depth of our leadership team, and the discipline embedded in the ATS Business Model. As I continue to deepen my understanding of the business, my focus is on translating learning into action, particularly around execution discipline, margin performance, and capital allocation. These fundamentals position us well to navigate the current environment and build long-term value for customers and shareholders.”

1 Non-IFRS measure: see “Non-IFRS and Other Financial Measures”.
2 Supplementary financial measure: see “Non-IFRS and Other Financial Measures”.

Financial results
(In millions of dollars, except per share and margin data)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Variance	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024	Variance
Revenues	$760.7	$652.0	16.7%	$2,225.8	$1,959.0	13.6%
Net income	$30.0	$6.5	361.5%	$87.9	$40.9	114.9%
Adjusted earnings from operations[1]	$79.9	$65.7	21.6%	$237.6	$208.3	14.1%
Adjusted earnings from operations margin[2]	10.5%	10.1%	43bps	10.7%	10.6%	4bps
Adjusted EBITDA[1]	$105.2	$87.5	20.2%	$310.5	$271.8	14.2%
Adjusted EBITDA margin[2]	13.8%	13.4%	41bps	14.0%	13.9%	8bps
Basic earnings per share	$0.31	$0.07	342.9%	$0.90	$0.42	114.3%
Adjusted basic earnings per share[1]	$0.48	$0.32	50.0%	$1.33	$1.07	24.3%
Order Bookings[3]	$821	$883	(7.0)%	$2,248	$2,442	(7.9)%

As At	December 28 2025	December 29 2024	Variance
Order Backlog[3]	$2,053	$2,060	(0.3)%
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".
2Non-IFRS ratio - See "Non-IFRS and Other Financial Measures".
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures".

CEO Appointment and CFO Transition
On December 16, 2025, the Company announced the appointment of Doug Wright as Chief Executive Officer ("CEO") and a member of its Board of Directors. Mr. Wright joined ATS on January 12, 2026.

Separately, on January 19, 2026, the Company announced that Ryan McLeod will resign as Chief Financial Officer, effective February 15, 2026, to pursue an opportunity in an unrelated industry. Anne Cybulski, Vice President, Corporate Controller, will assume the role of Interim Chief Financial Officer upon Mr. McLeod’s departure, and a search for a permanent replacement is underway.

Third quarter summary

Third quarter of fiscal 2026 revenues were 16.7% or $108.7 million higher than in the corresponding period a year ago, primarily due to a year-over-year increase in organic revenues (revenues excluding contributions from acquired companies and foreign exchange translation) of 12.6%, in all markets, with the exception of transportation, as expected, alongside a 4.1% positive impact of foreign exchange translation. Revenues generated from construction contracts increased 12.9% or $44.3 million from the prior period primarily due to organic revenue growth on higher Order Backlog entering the period, and the positive impact of foreign exchange translation. Revenues from services increased 29.4% or $46.4 million, primarily due to organic revenue growth on higher Order Backlog entering the period, and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 12.0% or $18.0 million primarily due to organic revenue growth on higher Order Backlog entering the period, and the positive impact of foreign exchange translation.
By market, revenues generated in life sciences increased $14.7 million or 3.9% year over year. This was primarily due to the positive impact of foreign exchange translation. Revenues generated in consumer products increased $48.9 million or 57.4% year over year primarily due to organic revenue growth, including contributions from warehouse packaging automation projects. Revenues generated in food & beverage increased $11.5 million or 10.2% from the corresponding period last year due to the positive impact of foreign exchange translation, in addition to organic revenue growth on higher Order Backlog entering the quarter. Revenues in energy increased $44.6 million or 161.6% year over year due to organic revenue growth on higher Backlog Order entering the quarter. Revenues in transportation decreased $11.0 million or 22.1% year over year due to lower Order Backlog entering the quarter.

Net income for the third quarter of fiscal 2026 was $30.0 million (31 cents per share basic), compared to net income of $6.5 million (7 cent per share basic) for the third quarter of fiscal 2025. The increase primarily reflected higher revenues. Adjusted basic earnings per share were 48 cents compared to 32 cents in the third quarter of fiscal 2025.

Depreciation and amortization expense was $40.3 million in the third quarter of fiscal 2026, compared to $37.9 million a year ago. This increase was due to incremental amortization on recent capital asset additions.
EBITDA was $98.0 million (12.9% EBITDA margin) in the third quarter of fiscal 2026 compared to $71.0 million (10.9% EBITDA margin) in the third quarter of fiscal 2025. EBITDA for the third quarter of fiscal 2026 included $5.5 million of restructuring charges, $0.3 million of incremental costs related to acquisition activity and a $1.4 million expense of stock-based compensation due to revaluation of cash settled awards. EBITDA for the corresponding period in the prior year included $3.3 million of restructuring charges, $1.0 million of incremental costs related to acquisition activity, $2.1 million of acquisition-related fair value adjustments to acquired inventories, $8.7 million of one-time settlement costs for a cancelled customer project and a $1.4 million of stock-based compensation revaluation expenses. Excluding these amounts, adjusted EBITDA was $105.2 million (13.8% adjusted EBITDA margin), compared to $87.5 million (13.4% adjusted EBITDA margin) for the corresponding period in the prior year. Higher adjusted EBITDA primarily reflected increased revenues partially offset by increased selling, general and administrative costs.

Order Backlog Continuity
(In millions of dollars)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Opening Order Backlog	$2,070	$1,824	$2,139	$1,793
Revenues	(761)	(652)	(2,226)	(1,959)
Order Bookings	821	883	2,248	2,442
Order Backlog adjustments[1]	(77)	5	(108)	(216)
Total	$2,053	$2,060	$2,053	$2,060
1Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom Group ("Paxiom") in the nine months ended December 29, 2024), foreign exchange adjustments, and normal course scope changes and cancellations.

Order Bookings
Third quarter of fiscal 2026 Order Bookings were $821 million, a 7.0% year-over-year decrease, reflecting a 10.4% decline in organic Order Bookings, partially offset by 3.4% from the positive impact of foreign exchange translation. By market, Order Bookings in life sciences decreased compared to the prior-year period primarily due to the inclusion of several large enterprise Order Bookings last year and timing of customer capital investment cycles. Order Bookings within life sciences in the quarter were well diversified, including orders for radiopharmaceutical applications and for medical device equipment outside of autoinjector (GLP-1) assembly equipment. Order Bookings in consumer products increased from the prior period primarily due to timing of customer orders, including orders for warehouse packaging automation. Order Bookings in food & beverage decreased compared to the prior-year period primarily due to timing of customer capital spending decisions in Europe for tomato processing, partially offset by the positive impact of foreign exchange translation. Order Bookings in energy increased compared to the prior-year period, primarily reflecting strength in nuclear-related programs, including reactor refurbishment and fuel fabrication. Order Bookings in transportation decreased, as expected, based on end-market capacity requirements, particularly in EV.
Trailing twelve month book-to-bill ratio at December 28, 2025 was 1.06:1.

Backlog
At December 28, 2025, Order Backlog was $2,053 million, 0.3% lower than at December 29, 2024.

Outlook
The life sciences funnel remains strong and diversified, with opportunities in strategic submarkets such as pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce diagnostic and therapeutic radiopharmaceuticals, auto-injectors, wearable devices, automated pharmacy solutions, contact lenses and pre-filled syringes, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. ATS serves customers in laboratory research where government funding in the U.S. has had and continues to face challenges. However, management has not seen a material impact on its overall life sciences funnel activity. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within global tomato processing, as well as other soft fruit and vegetable processing industries. There is continued demand for automated solutions within the food & beverage market more broadly, in areas such as secondary processing and packaging. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the new reactor build market, including small modular reactors, and grid battery storage. In transportation, the funnel consists of opportunities reflective of current end-market capacity needs. ATS is positioned to deploy its specialized capabilities, including in EV battery assembly, to support customers as opportunities arise.

Customers seeking to de-risk or enhance supply chain resiliency, address skilled worker shortages or combat higher labour costs present ongoing and future opportunities for ATS. Management believes that the underlying trends driving customer demand for ATS solutions, including growing labour constraints, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production, remain favourable. In addition, funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provides ATS with opportunities to use its capabilities to respond to customer needs, such as global and regional requirements to reduce carbon emissions.

Order Backlog of $2,053 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the fourth quarter of fiscal 2026, management expects to generate revenues in the range of $710 million to $750 million. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and may affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities, including as a result of their evaluations of tariffs, can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS products at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

The Company continues to target improvements in non-cash working capital. Over the long term, the Company expects to continue investing in non-cash working capital to support growth, with some fluctuations expected on a quarter-over-quarter basis. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As a part of this review, the Company has identified an opportunity to improve the cost structure of the organization to reallocate resources to strategic focus areas and improve operational efficiencies. In the third quarter of fiscal 2026, restructuring expenses of $5.5 million were recorded in relation to these activities. Actions are expected to continue to the end of the fiscal year. The Company anticipates total restructuring expenses to be approximately $20 million; this increase compared to the previously disclosed amount is a result of additional opportunities identified to further optimize the cost structure.

Tariffs
The majority of the Company's shipments from Canada into the U.S. fall within the current terms of the US-Mexico-Canada trade agreement ("USMCA"). However, the U.S. has imposed tariffs on certain goods from various jurisdictions globally, including Canada and Europe; and further tariffs continue to be discussed. Management continues to actively monitor the situation as it evolves, and is taking steps to mitigate risks where possible while continuing to offer support to customers based on their needs, which may include onshoring or reshoring production. Supply chain impacts resulting from shifting trade dynamics have been largely mitigated through alternative sourcing, along with pricing strategies. While the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographic shifts in customers'

capital deployment, ATS' global footprint and decentralized operating model, supported by the ABM, provide some flexibility to address potential disruptions over the long term. On a trailing twelve month basis, the Company's equipment and product adjusted revenues from its Canadian and European operations being sold into the U.S. remained consistent with the range previously disclosed (just over 20% of the Company's total adjusted revenues for the year ended March 31, 2025). Adjusted revenues is a non-IFRS financial measure - see Non-IFRS and Other Financial Measures.

Quarterly Conference Call
ATS will host a conference call and webcast at 8:30 a.m. eastern time on Wednesday, February 4, 2026 to discuss its quarterly results. The listen-only webcast can be accessed live at www.atsautomation.com. The listen-only webcast can be accessed at https://events.q4inc.com/attendee/136520854 and the conference call can be accessed by dialing (888) 660-6652 five minutes prior and quoting reference number 8782510. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight February 11, 2026) by dialing (800) 770-2030 and using the access code 8782510.
About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs approximately 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Ocampo	Matthew Robinson
Head of Investor Relations	Director, Corporate Affairs & Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
docampo@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Consolidated Revenues
(In millions of dollars)

Revenues by type	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Revenues from construction contracts	$387.9	$343.6	$1,211.0	$1,056.0
Services rendered	204.4	158.0	537.2	491.8
Sale of goods	168.4	150.4	477.6	411.2
Total revenues	$760.7	$652.0	$2,225.8	$1,959.0

Revenues by market	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Life Sciences	$390.8	$376.1	$1,144.0	$1,054.9
Consumer Products	134.1	85.2	392.0	246.4
Food & Beverage	124.8	113.3	388.0	304.0
Energy	72.2	27.6	158.7	90.3
Transportation	38.8	49.8	143.1	263.4
Total revenues	$760.7	$652.0	$2,225.8	$1,959.0

Consolidated Operating Results
(In millions of dollars)

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Earnings from operations	$57.7	$33.1	$190.7	$122.8
Amortization of acquisition-related intangible assets	15.0	16.1	44.2	51.2
Acquisition-related transaction costs	0.3	1.0	0.7	3.2
Acquisition-related inventory fair value charges	—	2.1	—	3.8
Restructuring charges	5.5	3.3	8.0	20.4
Cancelled contract costs	—	8.7	—	8.7
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Mark to market portion of stock-based compensation	1.4	1.4	1.3	(1.8)
Adjusted earnings from operations[1]	$79.9	$65.7	$237.6	$208.3
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".
2Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Earnings from operations	$57.7	$33.1	$190.7	$122.8
Depreciation and amortization	40.3	37.9	117.1	114.7
EBITDA[1]	$98.0	$71.0	$307.8	$237.5
Restructuring charges	5.5	3.3	8.0	20.4
Acquisition-related transaction costs	0.3	1.0	0.7	3.2
Acquisition-related inventory fair value charges	—	2.1	—	3.8
Cancelled contract costs	—	8.7	—	8.7
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Mark to market portion of stock-based compensation	1.4	1.4	1.3	(1.8)
Adjusted EBITDA[1]	$105.2	$87.5	$310.5	$271.8
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".
2Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

Order Backlog by Market
(In millions of dollars)

As at	December 28 2025	December 29 2024
Life Sciences	$1,090	$1,220
Consumer Products	321	180
Food & Beverage	203	252
Energy	296	158
Transportation	143	250
Total	$2,053	$2,060

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Adjusted EBITDA	$105.2	$87.5	$310.5	$271.8
Less: restructuring charges	5.5	3.3	8.0	20.4
Less: acquisition-related transaction costs	0.3	1.0	0.7	3.2
Less: acquisition-related inventory fair value charges	—	2.1	—	3.8
Less: Cancelled contract costs	—	8.7	—	8.7
Less: Stock-based compensation forfeiture[1]	—	—	(7.3)	—
Less: mark to market portion of stock-based compensation	1.4	1.4	1.3	(1.8)
EBITDA	$98.0	$71.0	$307.8	$237.5
Less: depreciation and amortization expense	40.3	37.9	117.1	114.7
Earnings from operations	$57.7	$33.1	$190.7	$122.8
Less: net finance costs	24.1	22.5	74.1	65.5
Less: provision for income taxes	3.6	4.1	28.7	16.4
Net income	$30.0	$6.5	$87.9	$40.9
1Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income and basic earnings per share):

	Three Months Ended December 28, 2025					Three Months Ended December 29, 2024
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net Income	Basic EPS
Reported (IFRS)	$57.7	$(24.1)	$(3.6)	$30.0	$0.31	$33.1	$(22.5)	$(4.1)	$6.5	$0.07
Amortization of acquisition- related intangibles	15.0	—	—	15.0	0.15	16.1	—	—	16.1	0.17
Restructuring charges	5.5	—	—	5.5	0.06	3.3	—	—	3.3	0.03
Acquisition-related inventory fair value charges	—	—	—	—	—	2.1	—	—	2.1	0.02
Acquisition-related transaction costs	0.3	—	—	0.3	—	1.0	—	—	1.0	0.01
Cancelled contract costs	—	—	—	—	—	8.7	—	—	8.7	0.09
Mark to market portion of stock-based compensation	1.4	—	—	1.4	0.01	1.4	—	—	1.4	0.01
Adjustment to provision for income taxes[1]	—	—	(5.6)	(5.6)	(0.05)	—	—	(8.2)	(8.2)	(0.08)
Adjusted (non-IFRS)	$79.9			$46.6	$0.48	$65.7			$30.9	$0.32
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

	Nine Months Ended December 28, 2025					Nine Months Ended December 29, 2024
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$190.7	$(74.1)	$(28.7)	$87.9	$0.90	$122.8	$(65.5)	$(16.4)	$40.9	$0.42
Amortization of acquisition- related intangibles	44.2	—	—	44.2	0.45	51.2	—	—	51.2	0.52
Restructuring charges	8.0	—	—	8.0	0.08	20.4	—	—	20.4	0.21
Acquisition-related fair value inventory charges	—	—	—	—	—	3.8	—	—	3.8	0.04
Acquisition-related transaction costs	0.7	—	—	0.7	0.01	3.2	—	—	3.2	0.03
Cancelled contract costs	—	—	—	—	—	8.7	—	—	8.7	0.09
Stock-based compensation forfeiture[1]	(7.3)	—	—	(7.3)	(0.07)	—	—	—	—	—
Mark to market portion of stock-based compensation	1.3	—	—	1.3	0.01	(1.8)	—	—	(1.8)	(0.02)
Adjustment to provision for income taxes[2]	—	—	(4.7)	(4.7)	(0.05)	—	—	(22.0)	(22.0)	(0.22)
Adjusted (non-IFRS)	$237.6			$130.1	$1.33	$208.3			$104.4	$1.07
1Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.
2Adjustments to provision for income taxes includes an additional $11.7 million (December 29, 2024 - $22.0 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of ($5.4) million relating to the impact on deferred income tax assets arising from a tax rate change, and ($1.6) million of additional income tax provision related to the departure of the Company's former CEO within the fiscal year.

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenues):

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Organic revenue	$733.7	$600.2	$2,109.3	$1,820.8
Revenues of acquired companies	—	41.5	43.1	112.3
Impact of foreign exchange rate changes	27.0	10.3	73.4	25.9
Total revenues	$760.7	$652.0	$2,225.8	$1,959.0
Organic revenue growth	12.6%		7.7%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	December 28, 2025	March 31, 2025
Accounts receivable	$657.0	$719.4
Income tax receivable	10.3	32.1
Contract assets	473.6	503.6
Inventories	308.1	320.2
Deposits, prepaids and other assets	103.3	104.2
Accounts payable and accrued liabilities	(671.3)	(665.1)
Income tax payable	(40.1)	(40.1)
Contract liabilities	(327.9)	(330.1)
Provisions	(23.5)	(30.0)
Non-cash working capital	$489.5	$614.2
Trailing six-month revenues annualized	$2,978.2	$2,746.1
Working capital %	16.4%	22.4%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	December 28, 2025	March 31, 2025
Cash and cash equivalents	$263.1	$225.9
Bank indebtedness	(1.9)	(27.3)
Current portion of lease liabilities	(34.2)	(32.7)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.3)	(96.7)
Long-term debt	(1,365.5)	(1,543.5)
Net Debt	$(1,235.0)	$(1,474.5)
Pro Forma Adjusted EBITDA (TTM)	$407.5	$374.4
Net Debt to Pro Forma Adjusted EBITDA	3.0x	3.9x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Cash flows provided by (used in) operating activities	$114.6	$66.7	$298.9	$(13.5)
Acquisition of property, plant and equipment	(6.1)	(6.9)	(21.3)	(22.1)
Acquisition of intangible assets	(10.5)	(9.5)	(30.0)	(27.0)
Free cash flow	$98.0	$50.3	$247.6	$(62.6)

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of restricted share units ("RSUs") and deferred share units ("DSUs") resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Total stock-based compensation expense (recovery)	$4.5	$(6.7)	$8.4	$(2.3)	$5.1	$2.7	$3.7	$(4.3)
Less: stock-based compensation forfeiture[1]	—	(7.3)	—	—	—	—	—	—
Less: Mark to market portion of stock-based compensation	1.4	(3.7)	3.6	(3.4)	1.4	(1.9)	(1.3)	(8.5)
Base stock-based compensation expense	$3.1	$(3.0)	$4.8	$1.1	$3.7	$4.6	$5.0	$4.2
1.Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	December 28, 2025	March 31, 2025
Cash and cash equivalents	$263.1	$225.9
Debt-to-equity ratio[1]	0.92:1	1.10:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended December 28, 2025	Three Months Ended December 29, 2024	Nine Months Ended December 28, 2025	Nine Months Ended December 29, 2024
Cash, beginning of period	$197.3	$246.9	$225.9	$170.2
Total cash provided by (used in):
Operating activities	114.6	66.7	298.9	(13.5)
Investing activities	(16.7)	(30.3)	(51.2)	(243.9)
Financing activities	(30.9)	(21.6)	(210.6)	344.6
Net foreign exchange difference	(1.2)	1.5	0.1	5.8
Cash, end of period	$263.1	$263.2	$263.1	$263.2

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	December 28 2025	March 31 2025
ASSETS
Current assets
Cash and cash equivalents	$263,088	$225,947
Accounts receivable	657,006	719,435
Income tax receivable	10,345	32,065
Contract assets	473,583	503,552
Inventories	308,136	320,172
Deposits, prepaids and other assets	103,321	104,179
	1,815,479	1,905,350
Non-current assets
Property, plant and equipment	315,424	325,048
Right-of-use assets	123,010	122,291
Long-term deposits	4,866	4,992
Other assets	4,787	7,062
Goodwill	1,390,325	1,394,576
Intangible assets	712,985	758,531
Deferred income tax assets	115,917	104,022
	2,667,314	2,716,522
Total assets	$4,482,793	$4,621,872
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$1,923	$27,271
Accounts payable and accrued liabilities	671,320	665,109
Income tax payable	40,062	40,073
Contract liabilities	327,885	330,134
Provisions	23,502	29,960
Current portion of lease liabilities	34,202	32,694
Current portion of long-term debt	174	219
	1,099,068	1,125,460
Non-current liabilities
Employee benefits	26,535	25,805
Long-term provisions	245	1,000
Long-term lease liabilities	96,262	96,699
Long-term debt	1,365,537	1,543,459
Deferred income tax liabilities	88,128	100,573
Other long-term liabilities	25,482	19,519
	1,602,189	1,787,055
Total liabilities	$2,701,257	$2,912,515

EQUITY
Share capital	$851,073	$842,015
Contributed surplus	29,623	36,539
Accumulated other comprehensive income	160,837	166,855
Retained earnings	738,200	660,368
Equity attributable to shareholders	1,779,733	1,705,777
Non-controlling interests	1,803	3,580
Total equity	1,781,536	1,709,357
Total liabilities and equity	$4,482,793	$4,621,872
Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended		Nine months ended
	December 28 2025	December 29 2024	December 28 2025	December 29 2024

Revenues	$760,653	$651,993	$2,225,829	$1,959,044

Operating costs and expenses
Cost of revenues	535,780	454,061	1,563,231	1,374,193
Selling, general and administrative	157,231	156,365	457,738	430,025
Restructuring costs	5,485	3,360	7,978	20,435
Stock-based compensation	4,458	5,125	6,157	11,548

Earnings from operations	57,699	33,082	190,725	122,843

Net finance costs	24,056	22,440	74,110	65,492

Income before income taxes	33,643	10,642	116,615	57,351

Income tax expense	3,610	4,137	28,678	16,438

Net income	$30,033	$6,505	$87,937	$40,913

Attributable to
Shareholders	$29,946	$6,414	$87,742	$40,809
Non-controlling interests	87	91	195	104
	$30,033	$6,505	$87,937	$40,913

Earnings per share attributable to shareholders
Basic	$0.31	$0.07	$0.90	$0.42
Diluted	$0.30	$0.07	$0.89	$0.41

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	December 28 2025	December 29 2024	December 28 2025	December 29 2024

Operating activities
Net income	$30,033	$6,505	$87,937	$40,913
Items not involving cash
Depreciation of property, plant and equipment	8,770	8,404	25,790	25,152
Amortization of right-of-use assets	9,965	8,563	28,766	24,967
Amortization of intangible assets	21,569	20,943	62,493	64,511
Deferred income taxes	(7,540)	(9,488)	(32,810)	(25,266)
Other items not involving cash	(1,969)	(1,605)	(2,234)	(2,666)
Stock-based compensation	2,701	3,281	3,524	9,907
Change in non-cash operating working capital	51,079	30,081	125,415	(151,073)
Cash flows provided by (used in) operating activities	$114,608	$66,684	$298,881	$(13,555)

Investing activities
Acquisition of property, plant and equipment	$(6,068)	$(6,901)	$(21,297)	$(22,111)
Acquisition of intangible assets	(10,471)	(9,506)	(29,951)	(27,032)
Business acquisitions, net of cash acquired	—	2,280	—	(179,389)
Settlement of cross-currency interest rate swap instrument	—	(16,555)	—	(16,555)
Proceeds from disposal of property, plant and equipment	(125)	350	—	1,135
Cash flows used in investing activities	$(16,664)	$(30,332)	$(51,248)	$(243,952)

Financing activities
Bank indebtedness	$(5,270)	$(13,559)	$(25,237)	$(503)
Repayment of long-term debt	(16,315)	(218,569)	(231,385)	(505,686)
Proceeds from long-term debt	—	193,836	84,999	908,354
Settlement of cross-currency interest rate swap instrument	—	24,262	—	24,262
Proceeds from exercise of stock options	55	52	11,088	139
Purchase of non-controlling interest	—	—	(4,370)	—
Repurchase of common shares	—	—	(10,000)	(44,983)
Acquisition of shares held in trust	—	—	(9,616)	(14,690)
Principal lease payments	(9,387)	(7,678)	(26,059)	(22,244)
Cash flows provided by (used in) financing activities	$(30,917)	$(21,656)	$(210,580)	$344,649
Effect of exchange rate changes on cash and cash equivalents	(1,251)	1,519	88	5,833
Increase in cash and cash equivalents	65,776	16,215	37,141	92,975
Cash and cash equivalents, beginning of period	197,312	246,937	225,947	170,177
Cash and cash equivalents, end of period	$263,088	$263,152	$263,088	$263,152
Supplemental information
Cash income taxes paid	$15,891	$21,797	$29,995	$51,213
Cash interest paid	$18,230	$23,147	$67,878	$62,837

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of revenues", and "net debt to pro forma adjusted EBITDA" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenue.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to net income, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and nine-months ended December 28, 2025 and December 29, 2024 is contained in this document (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This document also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both December 28, 2025 and March 31, 2025 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and nine-months ended December 28, 2025 and December 29, 2024 is also contained in this news release (see "Order Backlog Continuity").

Forward-Looking Statements
This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company’s approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; collection of payments from customers; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; initiatives in furtherance of the Company’s goal of improving its adjusted earnings from operations margin over the long term; the uncertainty of supply chain dynamics; the anticipated range of revenues for the following quarter; expectation of realization of cost and revenue synergies from integration of acquired businesses; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities to improve the cost structure of the organization, reallocate resources to strategic focus areas and improve operational efficiencies, and the expected timing and cost of such reorganization activities; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; the leadership transition; the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts; and the Company’s belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ATS Business Model (“ABM") is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’ expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company, reallocating resources to strategic focus areas or improving operational efficiencies, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; impact of the leadership transition; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2025, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; management’s assessment as to the project schedules across all customer contracts in Order Backlog, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; initiatives in furtherance of the Company’s goal of improving its adjusted earnings from operations margin over the long term; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company’s ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company’s competitive position in the industry; the Company’s ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company’s customers; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes.

Forward-looking statements included in this news release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included in this news release may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS’ prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management’s assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management’s current expectations and plans for the future as of the date hereof. The actual results of ATS’ operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.